SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

November 13, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Chen Chen

Kathleen Collins

Kyle Wiley

Matthew Crispino

Re:	7GC & Co. Holdings Inc. Amendment No. 5 to Registration Statement on Form S-4 Filed November 8, 2023 File No. 333-274278

Ladies and Gentlemen:

On behalf of 7GC & Co. Holdings Inc. (the “Company,” “7GC,” “we,” “our” or “us”), we transmit herewith Amendment No. 6 (“Amendment No. 6”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 9, 2023 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 6, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 6.

U.S. Securities and Exchange Commission

November 13, 2023

Risk Factors

7GC’s public stockholders will experience immediate dilutions as a consequence of the issuance of New Banzai Class A shares..., page 55

1.

We note from your revised disclosure on page 55 that immediately following the Business Combination, Banzai securityholders will collectively own 23.4% under the no redemption scenario. Please tell us whether the reference to “collectively” is intended to include Banzai Management stockholders. If so, revise the percentage accordingly or alternatively disclose Banzai Management’s percentage ownership following the Closing.

Response: The Company acknowledges the Staff’s comment and has made changes on page 56 of Amendment No. 6.

Unaudited Pro Forma Condensed Combined Financial Information, page 76

2.

We note that you have removed any reference to the GEM financing from your pro forma financial statements. Please clarify whether you still intend to draw down $40.0 million under this Agreement and if so when. While we understand that such funds will not satisfy the minimum cash requirement necessary to complete the Business Combination, to the extent you intend to draw on this Agreement soon after Closing, please revise to include a discussion of the impact of this transaction in the notes to the pro forma financial statements including the potential impact to pro forma shares outstanding and pro forma net loss per share in Note 4. Similarly, include a discussion of the additional shares that will be issued to Cantor following Closing.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 89-91 of Amendment No. 6. The Company has made corresponding changes on pages xxi, xxx, 16, 56, 73-74, 81, 136, and 139.

3.	Please address the following as it relates to your pro forma financial statements:

•

You state that pro forma adjustment G assumes the repayment of the 2022 Promissory Note using proceeds received from “the financing transaction described above.” Clarify what financing transaction you are referring to or revise.

•	Revise the reference to pro forma adjustment G in the maximum redemption column to refer instead to pro forma adjustment F.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 82 and 88 of Amendment No. 6.

7GC & Co. Holdings Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 10. Subsequent Events, page F-25

U.S. Securities and Exchange Commission

November 13, 2023

4.	Please revise to include a discussion of the Fee Reduction Agreement related to your deferred offering costs. Refer to ASC 855-10-50-2.

Response: The Company acknowledges the Staff’s comment and has made changes on page F-26 of Amendment No. 6.

Exhibits and Financial Statement Schedules, page II-5

5.	Please revise to provide a signed, final copy of the Share Purchase Agreement by and among New Banzai, Gem Global Yield LLC SCS and GEM Yield Bahamas Limited.

Response: The Company acknowledges the Staff’s comment and has filed the executed, final copy of the Share Purchase Agreement with Amendment No. 6.

If you have any questions regarding the foregoing or Amendment No. 5, please contact the undersigned at (212) 839-5444.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Jack Leeney, 7GC & Co. Holdings Inc.